American Realty Capital Trust, Inc.
106 York Road, Jenkintown, Pennsylvania
T: (215) 887-2189 F: (215) 887-2585

February 4, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Kevin Wood

Re:	American Realty Capital Trust, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 0-53958

Dear Mr. Wood:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 30, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed by American Realty Capital Trust, Inc. (the “Company”) with the Commission on March 18, 2010.

Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the 2009 Form 10-K. All page number references in the Company’s responses are page numbers in the 2009 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2009

10-K for the year ended December 31, 2009

General

1.
We note a substantial number of acquisitions during the current year and subsequent to year end.  Please tell us how you have complied with Rule 3-14 of Regulation S-X as it does not appear that you have filed acquisition financial statements nor have you filed any pro forma financial statements for these acquisitions.  Within your response, please provide to us your significance test.

We advise the Staff that we have complied with Regulation S-X Rule 3-14 by including the financial statements of tenants whose assets or income on either portfolios of properties acquired at the same time or on properties acquired over time from the same tenant, meet the significance test of Regulation S-X in our registration statement on Form S-11 (File No. 333-168572) and all amendments thereto. We further advise the Staff that Rule 3-14(b) of Regulation S-X states that information required by this section is not required to be included in a filing on Form 10-K or Form 10-KSB.  Accordingly, no such financial statements are included in the 2009 Form 10-K nor will they be included in our Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”).

Item 1. Business, page 2

2.
Please identify any tenant that accounts for 10% or more of your consolidated revenues.  In this regard, we note your table on page F-19.  Refer to Item 101(c)(1)(vii) of Regulation S-K.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.  In addition, please file the agreements with these tenants as exhibits or provide us with your analysis as to why you are not substantially dependent upon these agreements.

We advise the Staff that we will include the following disclosure in Item 1 of our 2010 Form 10-K regarding entities from which we derived 10% or more of our consolidated revenues. We will update the table to include any tenants that meet such revenue threshold as of December 31, 2010.

“The following table lists tenants whose rental income represented greater than 10% of consolidated income for the fiscal year ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
PNC Bank	25%	6%
First Niagara (formerly Harleysville National Bank)	21%	44%
Rockland Trust Company	17%	30%
Federal Express	14%	11%
CVS	11%	-%
Rite Aid	10%	7%

No other tenant represents more than 10% of the rental income for the periods presented.”

We will file our agreements with these tenants as exhibits to our 2010 Form 10-K.

Distribution Policy, page 4

3.
We note the tabular disclosure on page 38 regarding the source of your distributions and the disclosure on page 53 that your advisor “has agreed to waive certain fees during the current period which resulted in the Company’s FFO fully covering the distributions that were paid out during such period.” Please clarify how the fee amount waived by your advisor impacted your cash flows and your ability to pay distributions.  In addition, please clarify, if true, that your advisor has not agreed to waive any fees going forward and that distributions are not assured.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

We advise the Staff that we will include the following disclosure in Item 1 of our 2010 Form 10-K regarding how fees waived by the Advisor impacted cash flow.

“Because the Advisor waived certain fees that we owed, cash flow from operations that would have been paid to the Advisor was available to pay distributions to our stockholders.”

We advise the Staff that the Advisor has continued to waive a portion of its asset management fees through the fiscal year ended December 31, 2010 to the extent distributions were not covered by Modified Funds from Operations. For the nine months ended September 30, 2010, asset management fees owed were $1.4 million of which $0.5 million were paid to the Advisor and $0.9 million were forgiven. On June 2, 2010, the advisory agreement was amended to include the following provision regarding the payment of asset management fees.   The following language will be included in Item 1 of our 2010 Form 10-K regarding the payment of asset management fees:

“The amount of the asset management fee will be reduced to the extent that funds from operations (“FFO”) as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date such asset management fee is payable, is less than the dividends declared with respect to the six month period.  For purposes of this determination, FFO, as adjusted, is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which is deducted in computing FFO. ”

We will add the following language to Item 1 of our 2010 Form 10-K.

“Distribution payments are dependent on the availability of funds.  Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.”

Item 2. Properties, page 32

4.
We note the capitalization rate included in the table on page 33 and footnote (4) to that table.  Please more specifically describe how you calculated net operating income, including any underlying assumptions, and clarify whether such net operating income is historical or projected.  In addition, please tell us how such disclosure complies with Item 10(e) of Regulation S-K.

Net operating income in the table on page 33 of the 2009 Form 10-K is based on actual 2009 annualized rental income on a straight-line basis in accordance with GAAP, less annualized operating expenses of the property for all properties acquired by the Company as of the end of the period. As the calculation is based on GAAP net operating income for each portfolio, we do not believe that disclosure required by 10(e) of regulation S-K for non-GAAP financial measures is required.  However, since the individual portfolios do not include operating expenses for the Company as a whole which are not allocated to specific portfolios, footnote 4 to the table on page 33 will be modified as follows beginning with our 2010 Form 10-K.

“Net operating income is annualized rental income for the property portfolio on a straight-line basis less annualized operating expenses and excludes any operating expenses that are not specific to an individual property or property portfolio.”

5.
Please provide the number of tenants occupying 10% or more of the rentable square footage and the principal nature of business of such tenant.  Also provide the principal provisions of the leases between such tenants including, without limitations:  rental per annum, expiration date, and renewal options.  Additionally, please provide the average effective annual rental per square foot since inception.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

We advise the Staff that we will add the following disclosure to Item 2 of our 2010 Form 10-K regarding tenants occupying greater than 10% of the square footage of our total property portfolio. The table will be updated to include any tenants that as of December 31, 2010 meet such square footage threshold.

 “The following table lists tenants whose square footage is greater than 10% of the total portfolio square footage at December 31, 2009 (dollars in thousands):

Tenant Name	Nature of Business	Number of Properties Occupied by Tenant	Square Feet	Square Feet as a % of Total Portfolio	Lease Expirations	Average Remaining Lease Terms (1)	Renewal Options	Annual Rent (2)	Annual Rent per Square Foot

FedEx	Freight	2	208,080	12.0%	11/2018-10/2023	11.6	2 Five year options	$3,533	$16.98
First Niagara	Banking	15	177,774	10.3%	12/2022	13.0	2 five year options	3,064	17.24
PNC Bank Portfolio	Banking	52	186,177	10.8%	11/2018-2/2029	9.2	4 five year options	3,655	19.63
CVS	Pharmacy	25	329,834	10.9%	7/2028-1/2035	23.4	10 five year options	8,519	25.83
Home Depot	Home maintenance	1	465,600	26.9%	12/2029	20.0	2 five year options	2,192	4.71

(1)	- Remaining lease term in years as of December 31, 2009. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis.
(2)	- Annualized 2009 rental income.”

Part II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and

Issuer Purchases of Equity Securities, page 36

Share Repurchase Program, page 41

6.
On page 42, we note your statement, “In the third quarter of 2009, only 3,000 shares were redeemed in total under our SRP at $9,625 per share.  During the year ended December 31, 2008, no shares were redeemed under our SRP.” Please provide disclosure for each full fiscal year.  Additionally, please disclose the number of redemption requests you received in 2009, the total number of redemptions requests fulfilled for the same period, the number of redemption requests that went unfulfilled and the source of cash used to fund the redemption requests that were granted.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

We advise the Staff that the following disclosure will be included in our 2010 Form 10-K and future filings.

“During the year ended December 31, 2009, there were 3,000 shares of common stock redeemed under our SRP at $9.625 per share. There were no other redemption requests in 2009 and no redemption requests were unfulfilled as of December 31, 2009. These redemptions were funded through cash retained as a result of distribution reinvestment elections by common stock shareholders.  During the year ended December 31, 2008 there were no redemption requests and no shares were redeemed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operation, page 50

7.
We note your disclosure on page 53 that your advisor waived fees including asset management and property management fees of $1.7 million and $0.3 million for the year ended December 31, 2009 and $0.7 million and $0.1 million for the year ended December 31, 2008.  We further note your disclosure on page 52 that the change in cash flow from operations from 2008 to 2009 was mainly due to increases in prepaid expenses in 2009 due to the advance payment of asset management fees and your disclosure on page F-29 regarding $1,612 of prepaid asset management fees.  Please disclose for each year (i) the total fees payable to your advisor or its affiliates, including asset management fees, acquisition fees, financing fees and reimbursements, (ii) any prepaid fee amounts and (iii) the total fee amount waived.  In addition, please describe the business purpose for the waiver of any fees and clarify, if true, that there is no assurance that such fees will be waived in the future.  Please provide us your proposed disclosure and confirm that you will provide similar disclosure in future filings.

We advise the Staff that we will include the following disclosure regarding fees payable to our Advisor in Item 7 of our 2010 Form 10-K.  We will update the disclosure to include all activity through December 31, 2010.

“The following table details amounts paid and reimbursed to affiliates as well as amounts contractually due to the Advisor which were forgiven in connection with the operations related services described above (amounts in thousands):

	Year Ended December 31,
	2009		2008
	Paid	Forgiven	Paid	Forgiven
One–time fees:
Acquisition fees and related cost reimbursements	$1,690	$—	$1,507	$—
Financing coordination fees	880	—	1,131	—

Ongoing fees:
Asset management fees	145	1,779	—	733
Property management and leasing fees	—	300	—	100
Total Operations Fees and reimbursements	$2,715	$2,079	$2,638	$833

Asset management fees are paid quarterly up to two quarters in advance. As of December 31, 2009 and 2008 prepaid asset management fees were $1.6 million and $0, respectively.

The amount of the asset management fee will be reduced to the extent that funds from operations (“FFO”) as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date such asset management fee is payable, is less than the dividends declared with respect to the six month period.  For purposes of this determination, FFO, as adjusted, is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which is deducted in computing FFO. The Advisor will determine if such fees will be partially or fully waived in subsequent periods on a quarter-to-quarter basis. There can be no assurance that the Advisor will continue to waive asset management or property management fees beyond the agreed upon limits in the future.”

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

8.	Please disclose your policy for determining the period over which lease intangibles are amortized. Please ensure that you discuss below market renewal options.

We advise the Staff that we will add the following disclosure to Item 7 of our 2010 Form 10-K and future filings regarding our accounting policy on the allocation of purchase price of acquired assets.

“The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease.  The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option.”

Note 3 - Real Estate Investments

Future Lease Payments Table, page F-18

9.
Please disclose minimum future rentals on noncancelable leases in the aggregate.  Also, disclose the amount of contingent rentals, if any, in income for each period for which an income statement is provided.

We advise the Staff that we will modify the Future Lease Payments Table in the footnotes to our financial statements included in our 2010 Form 10-K to include future rentals on non-cancelable leases in the aggregate and disclose that contingent rentals are not included in the amounts.  The table will be updated to include all leases in place as of December 31, 2010 as follows.

“The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter as of December 31, 2009 (amounts in thousands):

2010	$25,245
2011	25,334
2012	25,407
2013	25,553
2014	26,224
Thereafter	$698,117

These amounts exclude contingent rentals that may be collected from certain tenants based on provisions related to sales thresholds and increased in annual rent based on exceeding certain economic indexes among other items.”

We advise the Staff that the Company acknowledges that it is responsible for:

•	the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

AMERICAN REALTY CAPITAL TRUST, INC.

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Executive Vice President and Chief Financial Officer